UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 19 September, 2011

ASX & MEDIA RELEASE
19 SEPTEMBER, 2011

MARSHALL EDWARDS ANNOUNCES FIRST PATIENT DOSED IN PHASE I CLINICAL TRIAL OF LEAD ONCOLOGY DRUG CANDIDATE ME-143

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 19 September, 2011 – Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that the first patient was dosed in the company’s Phase I clinical trial of its lead drug candidate ME-143 in patients with refractory solid tumours.  The trial, conducted in collaboration with the Sarah Cannon Research Institute, is expected to enrol up to 24 patients with final data collected by the second quarter of 2012.

Fiscal year end conference call

Marshall Edwards also announced that its management team will host a conference call with simultaneous webcast on Thursday, 29 September, 2011, beginning at 5:00 pm Eastern time.  Daniel P. Gold, PhD, President and Chief Executive Officer, will present an overview of the company;  Robert Mass, MD, Chief Medical Officer, will discuss the company’s lead oncology drug candidates, including an update on the Phase I clinical trial of ME-143; and Thomas Zech, Chief Financial Officer, will provide a summary of the company’s fiscal year ended 30 June,2011 financial results.

To access the live call, please dial  866-800-8652 (toll-free) or 617-614-2705 (international), participant passcode 14784577.  A replay of the call will be available approximately two hours after the conclusion of the call.  To access the replay, please dial 888-286-8010 (toll-free) or 617-801-6888 (international), passcode 99793585.  The conference call will also be webcast live and can be accessed at www.marshalledwardsinc.com/investor.  Please connect several minutes prior to the start of the webcast to ensure adequate time for any software downloads that may be required.

About the Phase I Clinical Trial of ME-143

The Phase I trial of ME-143 was initiated earlier this month following the approval of an Investigational New Drug (IND) application by the US Food and Drug Administration (FDA) in August.  The open-label, dose-escalation trial is evaluating the safety and tolerability of intravenous ME-143 in patients with refractory solid tumours.  In addition, the trial is designed to characterise the pharmacokinetic profile of intravenous ME-143 and describe any preliminary clinical anti-tumour activity observed.  Additional information regarding this trial, including enrolment criteria and site information, is available on the US National Institutes of Health (NIH) clinical trials database at www.clinicaltrials.gov.

About ME-143

ME-143 is the lead oncology drug candidate from Marshall Edwards’ NADH oxidase inhibitor program.  It was derived from a proprietary isoflavone technology platform that has generated a number of compounds with anti-proliferative activity against tumour cells in laboratory studies. In pre-clinical studies, ME-143 has demonstrated potent activity against a number of tumour cell lines, including breast, colorectal and ovarian.  In addition to broad single-agent activity, ME-143 has also shown an ability to enhance the cytotoxic effects of chemotherapy in pre-clinical studies.  Marshall Edwards owns exclusive worldwide rights to ME-143.  ME-143 is an investigational drug and has not been approved by the FDA for commercial distribution in the US or other countries.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The second is a mitochondrial inhibitor program that includes lead candidate ME-344.  The company initiated a Phase I clinical trial of intravenous ME-143 in September, 2011 and expects to submit an IND application for ME-344 by the first quarter of 2012.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.